Exhibit 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION and SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

Three Months Ended March 31,	2005	2004
Earnings:
Income before income taxes	$518	$311
Add:
Interest and fixed charges excluding capitalized interest	109	102
Portion of rent under long-term operating leases representative of an interest factor	52	48
Distributed income of investees accounted for under the equity method	1	1
Amortization of capitalized interest	2	2
Less: Undistributed equity in earnings of investments accounted for under the equity method	1	3

Total earnings available for fixed charges	$681	$461

Fixed charges:
Interest and fixed charges	$112	$104
Portion of rent under long-term operating leases representative of an interest factor	52	48

Total fixed charges	$164	$152

Ratio of earnings to fixed charges	4.15x	3.03x